EXHIBIT 99.1

Euro Tech Holdings Company Limited Declared A Special Cash Dividend

HONG KONG, May 28, 2024 /PRNewswire/ -- Euro Tech Holdings Company Limited (CLWT) (the “Company”) announced today that its Board of Directors has authorized a special dividend of $0.08 per ordinary share, in cash, payable on June 27, 2024 to shareholders of record as of June 13, 2024.

Shareholders do not need to take any action to receive the dividend. Shares held in brokerage accounts and street name should receive the dividend by credit to their brokerage account. Equiniti Trust Company, LLC (“Equiniti”) has been appointed paying agent for administration of the dividend and any questions should be directed to the attention of Equiniti at 1-800-937-5449 (US only) and 1-718-921-8200 (Global).

Forward-Looking Statements

Certain statements contained in this release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward looking statements contained in this release relate to, among other things, the Company's ongoing compliance with the requirements of The NASDAQ Stock Market. They are generally identified by words such as “believes,” “may,” “expects,” “anticipates,” “should'“ and similar expressions. Readers should not place undue reliance on such forward-looking statements, which are based upon the Company's beliefs and assumptions as of the date of this release. The Company's actual results could differ materially due to risk factors and other items described in more detail in the “Risk Factors” section of the Company's Annual Reports filed with the SEC (copies of which may be obtained at www.sec.gov). Subsequent events and developments may cause these forward-looking statements to change. The Company specifically disclaims any obligation or intention to update or revise these forward-looking statements as a result of changed events or circumstances that occur after the date of this release, except as required by applicable law.

CONTACT: Euro Tech Holdings Company Limited, Hong Kong, David YL Leung, CEO, or Jerry Wong, CFO, Tel: 852-2814-0311, Fax: 852-2873-4887, Website: http://www.euro-tech.com